                                                     ---------------------------
                                                     |      OMB APPROVAL       |
                          UNITED STATES              ---------------------------
                SECURITIES AND EXCHANGE COMMISSION   |OMB Number: 3235-0145    |
                     Washington, D.C. 20549          |Expires: August 31, 1999 |
                                                     |Estimated average burden |
                                                     |Hours per response 14.90 |
                          SCHEDULE 13D               ---------------------------

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*

                            GREEN FUSION CORPORATION
________________________________________________________________________________
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PER SHARE PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)

                                  39304 B 10 1
                     ______________________________________
                                 (CUSIP Number)

                                 L. EVAN BAERGEN
                         Suite 208, 750 Terminal Avenue
                  Vancouver, British Columbia, Canada  V6A 2M5
                         Telephone Number: 604-484-4940
________________________________________________________________________________
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and  Communications)

                                  MAY 10, 2002
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39304 B 10 1
--------------------------------------------------------------------------------

1.     Names  of  Reporting  Persons:     L.  EVAN  BAERGEN
       I.R.S. Identification Nos. of above persons  (entities  only):  N/A

--------------------------------------------------------------------------------

2.     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)
(a)     [_]
(b)     [_]

--------------------------------------------------------------------------------

3.     SEC  Use  Only:

--------------------------------------------------------------------------------

4.     Source  of  Funds  (See  Instruction):     OO  (SHARE  EXCHANGE)

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------

6.     Citizenship  or  Place  of  Organization:     CANADA

--------------------------------------------------------------------------------

Number  of  Shares  Beneficially  by  Owned  by  Each  Reporting  Person  With:

7.     Sole Voting Power:            5,269,667 SHARES

8.     Shared Voting Power:          NIL SHARES

9.     Sole Dispositive Power:       5,269,667 SHARES

10.    Shared Dispositive Power:     NIL SHARES

--------------------------------------------------------------------------------

11.     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person:
        5,269,667  SHARES

--------------------------------------------------------------------------------

12.     Check  if  the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions):   [  ]

--------------------------------------------------------------------------------

13.     Percent  of  Class  Represented  by  Amount  in  Row  (11):    8.3%

--------------------------------------------------------------------------------

14.     Type  of  Reporting  Person  (See  Instructions):     IN

--------------------------------------------------------------------------------

CUSIP No. 39304 B 10 1
--------------------------------------------------------------------------------

ITEM  1.     SECURITY  AND  ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Shares"), Green Fusion Corporation, a Nevada Corporation (the "Issuer") and is being filed by L. Evan Baergen (the "Reporting Person"). The Issuer's current principal executive offices are located at Suite 208 - 750
Terminal  Avenue,  Vancouver,  British  Columbia,  Canada  V6A  2M5.


ITEM  2.     IDENTITY  AND  BACKGROUND

(a)    Name.     L. Evan Baergen

(b)    Business  Address.

       Suite  208  -  750 Terminal Avenue,
       Vancouver, British Columbia, Canada  V6A 2M5

(c)    Occupation and Employment.   Businessman and Principal Executive Officer
of  the  Issuer

(d) Criminal Proceedings. During the previous five (5) years, neither Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings. During the previous five (5) years, neither Reporting Person has been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Citizenship.  Canadian


ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

Mr. L. Evan Baergen was issued 3,677,367 shares of the Issuer on May 10, 2002 in connection with the acquisition by the Issuer of all the outstanding shares of GFC Ventures Corp. ("GFC Ventures"). Green Fusion issued an aggregate of 13,684,700 shares of Green Fusion's common stock in consideration for the acquisition of all the issued and outstanding shares of GFC Ventures. Upon completion of the acquisition, GFC Ventures became a wholly-owned subsidiary of the Issuer. The interest in GFC Ventures transferred to the Issuer on closing was acquired by the Reporting Persons using his own funds.

Mr. L. Evan Baergen was issued 792,400 shares of the Issuer and 792,400 share purchase warrants on May 10, 2002 in consideration of the cancellation of indebtedness owed by the Issuer in the amount of $87,164. Each share purchase warrant entitles the holder to purchase one additional share of the Issuer's common stock at a price of $0.25 US per share for a period of two years. The indebtedness cancelled represented amounts owed to the Reporting Person on account of expenses incurred by the Reporting Person on behalf of the Issuer and accrued compensation payable by the Issuer to the Reporting Person.

CUSIP No. 39304 B 10 1
--------------------------------------------------------------------------------

ITEM  4.     PURPOSE  OF  TRANSACTION

Mr. L. Evan Baergen was issued 3,677,367 shares of the Issuer on May 10, 2002 in connection with the acquisition by the Issuer of all the outstanding shares of GFC Ventures Corp. ("GFC Ventures"). Green Fusion issued an aggregate of 13,684,700 shares of Green Fusion's common stock in consideration for the acquisition of all the issued and outstanding shares of GFC Ventures. Upon completion of the acquisition, GFC Ventures became a wholly-owned subsidiary of the Issuer. The purpose of the transaction was for investment purposes.

Mr. L. Evan Baergen was issued 792,400 shares of the Issuer and 792,400 share purchase warrants on May 10, 2002 in consideration of the cancellation of indebtedness owed by the Issuer in the amount of $87,164. Each share purchase warrant entitles the holder to purchase one additional share of the Issuer's common stock at a price of $0.25 US per share for a period of two years. The purpose of the transaction was for investment purposes.

The Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 39304 B 10 1
--------------------------------------------------------------------------------

(k)     any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

(a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 5,269,667 shares of Common Stock of the Issuer, representing approximately 8.3% of the Issuer's common stock (based upon 62,635,800 shares of common stock outstanding at May 15, 2002). Beneficial ownership is attributable to Mr. Baergen in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 and includes 4,477,267 shares registered in the name of Mr. Baergen and 792,400 shares issuable pursuant to share purchase warrants held by Mr. Baergen within 60 days of May 15, 2002.

(b) Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c) Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

(d)     Certain  Rights  of  Other  Persons.  Not  applicable.

(e)     Date  Ceased  to  be  a  5%  Owner.  Not  applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.


ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

Exhibit  Number     Description  of  Exhibit
---------------     ------------------------
10.1                Memorandum  of  Agreement  dated  March  11,  2002  between the  Issuer,  GFC  Ventures  Corp.,  House  of  Brussels
                    Holdings  Ltd.  (1)

10.2 Cancellation of Indebtedness Agreement between the Issuer and L. Evan Baergen dated May 10, 2002


(1) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 10-KSB filed on April 1, 2002.

CUSIP No. 39304 B 10 1
--------------------------------------------------------------------------------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

                                   May 20, 2002
                                   _________________________________________
                                   Date

                                   /s/ L. Evan Baergen
                                   _________________________________________
                                   Signature of Reporting Person


                                   L. EVAN BAERGEN
                                   _________________________________________
                                   Name of Reporting Person